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                                                                     EXHIBIT 2.2

                                                                  EXECUTION COPY

               SUPPLEMENTAL AGREEMENT TO STOCK PURCHASE AGREEMENT

         THIS SUPPLEMENTAL AGREEMENT TO STOCK PURCHASE AGREEMENT, dated as of December 31, 2002 (this "Supplemental Agreement"), is made and entered into by and between Sprint Corporation, a Kansas corporation ("Sprint"), Centel Directories LLC, a Delaware limited liability company ("Centel LLC") ( Sprint and Centel LLC are collectively referred to in this Supplemental Agreement as "Sellers"), and R.H. Donnelley Corporation, a Delaware corporation ("Buyer").

                                    RECITALS

         A. Sprint, Centel LLC and Buyer entered into a Stock Purchase Agreement, dated September 21, 2002 (the "Stock Purchase Agreement"), under which (i) Sprint will sell to Buyer all of the issued and outstanding shares of capital stock of DirectoriesAmerica, Inc., a Kansas corporation, which owns all of the issued and outstanding shares of capital stock of Sprint Publishing & Advertising, Inc., a Kansas corporation, and (ii) Centel LLC will sell to Buyer all of the issued and outstanding shares of capital stock of Centel Directory Company, a Delaware corporation, which owns a membership interest in CenDon, L.L.C., a Delaware limited liability company.

         B. Sprint, Centel LLC and Buyer desire to supplement and amend certain obligations of the Parties in connection with the transactions contemplated by the Stock Purchase Agreement pursuant to this Supplemental Agreement. Capitalized terms set forth in this Supplemental Agreement but not defined in this Supplemental Agreement have the meanings ascribed to the terms in the Stock Purchase Agreement.

                  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Supplemental Agreement, and intending to be legally bound by this Supplemental Agreement, the Parties agree as follows:

         1. POST-CLOSING PURCHASE PRICE ADJUSTMENT AND CLOSING. Sections 1.2, 1.3, 1.4 and 1.5 of the Stock Purchase Agreement are hereby replaced in their entirety by the revised Sections 1.2, 1.3, 1.4 and 1.5 below. Schedule 1.3 of the Stock Purchase Agreement is hereby replaced by the revised Schedule 1.3 attached hereto as Exhibit A. However, if the Closing does not occur on or before 5 p.m. New York City time, on January 3, 2003, this Section 1 of this Supplemental Agreement shall be of no effect whatsoever and the original Sections 1.2, 1.3, 1.4 and 1.5 of the Stock Purchase Agreement and the original
Schedule 1.3 of the Stock Purchase Agreement shall remain in effect.

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         "SECTION 1.2      PAYMENT OF PURCHASE PRICE.

         (a) In consideration for the sale, transfer and delivery of the Shares, at the Closing Buyer shall deliver or cause to be delivered to Sellers (or to such third parties as may be designated in writing by Sellers) the Estimated Purchase Price in accordance with Section 1.2(d). The "Estimated Purchase Price" payable at Closing shall equal (i) Two Billion Two Hundred Thirty Million Dollars ($2,230,000,000) minus (ii) Sixteen Million Five Hundred Twenty Five Thousand Dollars ($16,525,000), which is the excess of the Target Working Capital over the Estimated Working Capital (as such terms are defined below).

         (b) Sellers have delivered to Buyer an estimated combined consolidated balance sheet of the Companies as of the close of business on December 31, 2002, prepared in accordance with the Accounting Principles (as hereinafter defined) and a certificate setting forth the Estimated Working Capital based on such balance sheet. For the purposes of this Agreement, "Estimated Working Capital" equals $243,023,000, which represents the good faith, best estimate of Sellers of the book value of the Current Assets (as defined in Section 1.3) of the Companies less the book value of the Current Liabilities (as defined in Section 1.3) of the Companies as of the close of business on December 31, 2002, as reflected on such balance sheet, except that for the purposes of calculating the Estimated Working Capital the estimated amount of the payment by Sellers to the Company Employees described in Section 1.4(d)(ii)(A) below ($2,390,000) is treated as if it had occurred on December 31, 2002.

         (c) Within five business days after the determination of the Final Balance Sheet (as hereinafter defined) in accordance with Section 1.4 of this Agreement, (i) if the amount of the December 31 Working Capital calculated in accordance with Section 1.4 is less than the Estimated Working Capital, then Sellers shall pay to Buyer an amount equal to the difference

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between the Estimated Working Capital and the December 31 Working Capital plus interest or (ii) if the amount of the December 31 Working Capital calculated in accordance with Section 1.4 is greater than the Estimated Working Capital, Buyer shall pay to Sellers an amount equal to the difference between the December 31 Working Capital and the Estimated Working Capital, plus interest. Any interest on such payments shall be calculated using the prime rate of interest (as published in the "Money Rates" table of the Eastern U.S. Edition of The Wall Street Journal on the Closing Date) and shall begin on the Closing Date (as hereinafter defined) and end on the date of any such payment.

         (d) All payments required under this Section 1.2 shall be made in cash by wire transfer of immediately available federal funds to such bank account(s) as shall be designated in writing by the recipient at least three business days prior to the Closing or promptly upon the determination of the Final Balance Sheet, as the case may be. The net amount of all payments received by Sellers under this Section 1.2 is referred to in this Agreement as the "Purchase Price."

         SECTION 1.3 TARGET WORKING CAPITAL. "Target Working Capital" shall equal $259,548,000, which represents the book value of those categories of current assets of the Companies listed on Schedule 1.3 (the "Current Assets") less the book value of those categories of current liabilities of the Companies listed on Schedule 1.3 (the "Current Liabilities"), in each case as reflected on the audited combined consolidated balance sheet of the Companies as of December 31, 2001 (the "Year-End Balance Sheet").

         SECTION 1.4       ADJUSTMENT OF PURCHASE PRICE.

         (a) For purposes of this Agreement, the "December 31 Working Capital" shall mean the book value of the Current Assets less the book value of the Current Liabilities as reflected on

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the Final Balance Sheet, except that for the purposes of calculating the
December 31 Working Capital the payment by Sellers to the Company Employees described in Section 1.4(d)(ii)(A) below shall be treated as if it had occurred on December 31, 2002. December 31 Working Capital shall not include deferred directory costs, deferred revenue, any asset or liability related to Taxes, the payroll liabilities described in Section 1.4(d)(ii)(A) or any intercompany accounts settled pursuant to Section 5.22.

         (b) Promptly following the Closing, Sellers shall prepare a combined consolidated balance sheet of the Companies as of the close of business on December 31, 2002 (the "Preliminary Balance Sheet"), in accordance with the Accounting Principles. "Accounting Principles" means generally accepted accounting principles ("GAAP") on a basis consistent with the Year-End Balance Sheet and using the same policies and procedures as were used to prepare the Year-End Balance Sheet. Sellers shall engage Ernst & Young (the "Sellers' Auditor") to conduct an audit of the Preliminary Balance Sheet. Sellers and Buyer shall use all commercially reasonable efforts, including Buyer making available all necessary Company Employees to sign customary representation letters required by Sellers' Auditor, to enable Sellers to deliver to Buyer an audited Preliminary Balance Sheet on or prior to February 3, 2003, together with the opinion of the Sellers' Auditor thereon stating that the audit has been conducted in accordance with the Accounting Principles. Representatives of Buyer shall have the opportunity (i) to receive, prior to delivery of the Preliminary Balance Sheet, reasonably frequent updates from Sellers and Sellers' Auditor concerning the audit process and results and any adjustments to the December 31, 2002 financial statements of the Companies proposed by the Sellers' Auditor prior to such adjustments being made, (ii) to examine the work papers, schedules and other documents prepared by Sellers in connection with the preparation of the Preliminary Balance Sheet, and (iii)

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to otherwise participate in the audit process. Sellers shall use all commercially reasonable efforts to cause the Sellers' Auditor to permit Buyer and its accounting firm (the "Buyer's Auditor") to examine the Sellers' Auditor's work papers used in connection with its audit of the Preliminary Balance Sheet. Buyer shall be responsible for the fees and expenses of the Buyer Auditor, and Sellers shall be responsible for the fees and expenses of the Sellers' Auditor.

         (c) If Buyer objects to the Preliminary Balance Sheet, Buyer shall deliver to Sellers a written notice of objection (an "Objection Notice") within thirty (30) days following the delivery thereof. If Buyer has no objection to the Preliminary Balance Sheet, Buyer shall promptly deliver to Sellers a written notice of acceptance (an "Acceptance Notice"). The Preliminary Balance Sheet shall be final and binding on the parties if an Acceptance Notice is delivered or if no Objection Notice is delivered to Sellers within such 30-day period. Any payment or portion of any payment required under Section 1.2 not subject to the Objection Notice shall be paid within five business days following the delivery of the Objection Notice. Any Objection Notice shall specify in reasonable detail the disputed items on the Preliminary Balance Sheet and shall describe in reasonable detail the basis for the objection and all information in the possession of Buyer which forms the basis of the objection, as well as the amount in dispute. If an Objection Notice is given, the parties shall consult with each other with respect to the objection. If the parties are unable to reach agreement within thirty (30) days after an Objection Notice has been given, any unresolved disputed items shall be promptly referred to KPMG; provided, however, that if KPMG declines to accept such appointment then the parties shall mutually agree upon another nationally recognized independent accounting firm that has not provided material services to either party during the previous two years (the "Unrelated Accounting Firm"). The Unrelated Accounting Firm shall be directed to resolve disputed issues in accordance with the

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terms of this Agreement and render a written report on the unresolved disputed issues with respect to the Preliminary Balance Sheet as promptly as practicable and to resolve only those issues of dispute set forth in the Objection Notice. The resolution of the dispute by the Unrelated Accounting Firm shall be final and binding on the parties. The fees and expenses of the Unrelated Accounting Firm shall be borne equally by Sellers, on the one hand, and Buyer, on the other hand. The Preliminary Balance Sheet as finally determined pursuant to this
Section 1.4(c) is referred to in this Agreement as the "Final Balance Sheet".

         (d) Notwithstanding any other Section of this Agreement (including Sections 2.3(a) and 5.1), Buyer and Sellers agree that after (but not including) December 31, 2002 (i) Sellers and their Affiliates will not distribute or transfer (by cash sweep or otherwise) any cash out of the Companies and (ii) none of Sellers, the Companies or their respective Affiliates will pay any accounts payable of the Companies, except that Sellers will pay the Company Employees (A) on or about January 3, 2003, for payroll, vacation, salesperson commissions and related withholdings accrued through the last payroll date prior to December 31, 2002 (the "Cut-off Date") and (B) on or about January 10, 2003, for payroll, vacation, salesperson commissions and related withholdings accrued from the Cut-off Date through January 3, 2003 (any portion attributable to the period from and including January 1, 2003 through January 3, 2003, excluding amounts paid with respect to floating holidays under Sellers' vacation plans, being herein referred to as the "2003 Employee Payment"). Buyer shall reimburse Sellers in full for the amount of the 2003 Employee Payment, which payment shall be due within five (5) days of the delivery to Buyer by Sellers of a notice of the amount of the 2003 Employee Payment accompanied by wire transfer instructions. The cash and accounts payable accrued by the Companies during the period from January 1, 2003, through the Closing will be transferred to

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Buyer with the Companies at Closing and will not be taken into account in calculating the post-closing Purchase Price adjustment contemplated by Section 1.2.

         SECTION 1.5 CLOSING. The Closing of the transactions contemplated by this Agreement shall take place on the latter to occur of (a) January 3, 2003 and (b) the fifth business day following the satisfaction or waiver of all of the conditions to Closing set forth in Article VI of this Agreement that are capable of being satisfied prior to the Closing Date, at 10:00 a.m., local time, at the offices of Jones, Day, Reavis & Pogue, 222 East 41st Street, New York, NY 10017, or on such other date and at such other time or place as the parties may agree. However, if the prior sentence would require the Closing to occur prior to January 30, 2003, Buyer may elect to defer the Closing to a date on or prior to January 30, 2003. The date of the Closing is sometimes referred to in this Agreement as the "Closing Date." The Closing will be effective as of the close of business on the Closing Date."

         2. TRADENAMES AND TRADEMARKS. It is expressly agreed that Buyer is not purchasing, acquiring or otherwise obtaining any right, title or interest in the name "Centel" or any "Centel" tradenames, trademarks, identifying logos or service marks related thereto or employing any part or variation of any of the foregoing or any confusingly similar tradename, trademark or logo (collectively, the "Centel Tradenames and Logos") pursuant to the Stock Purchase Agreement. Buyer agrees that neither it nor any of its Affiliates shall make any use of the Centel Tradenames and Logos from and after the Closing Date; provided, however; that the name "CenDon" shall not be deemed to be one of the Centel Tradenames and Logos. Prior to the Closing, Sellers will cause the corporate names of CDC and SPA to be amended to remove any reference to the name "Centel" or "Sprint" respectively, or any other name that suggests CDC or SPA is a subsidiary of or affiliated with Sprint. As soon as practicable following the Closing, Buyer will cause each of SPA and CDC to amend their certificates of authority to conduct business in every foreign jurisdiction where they are currently qualified (as listed on Schedule 3.1 of the Stock Purchase Agreement) to remove any reference to the name "Sprint" or "Centel" or any other name that suggests SPA or CDC is a subsidiary of or affiliated with Sprint. Buyer's and Seller's obligations under
Section 3 of this Supplemental Agreement are in addition to their respective obligations under the first two sentences of Section 2.1 of the Stock Purchase Agreement.

         3. LOAN TERMINATION. Sellers represent and warrant to Buyer that the letter dated December 9, 2002 from SPA and CDC addressed to Deutsche Bank AG, New York Branch, as Administrative Agent (the "Loan Termination Letter") has (a) caused the Companies to be released

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as guarantor of all financing of Sellers and their Affiliates (other than the
Companies) and (b) has caused the termination of the agreements listed on
Schedule 3.7 of the Stock Purchase Agreement (except for any provisions thereof which expressly survive such termination). Sellers also represent and warrant to Buyer that the two commitments referenced in the Loan Termination Letter are the only two credit facilities under which any of the Companies are guarantors or parties and that no amounts have been drawn or are outstanding under either such commitment.

         4. TELECOMMUNICATIONS SERVICE AGREEMENTS. Sprint, Centel LLC and Buyer acknowledge that the telecommunications service agreements contemplated by
Section 16.2 of the Directory Services License Agreement will not be executed simultaneously with or prior to the effectiveness of the Directory Services License Agreement. Sprint, Centel LLC and Buyer will use their reasonable best efforts to cause Publisher and the applicable Sprint Entities (each as defined in the Directory Services License Agreement) to execute telecommunications services agreements (on the terms set forth in Section 16.2 of the Directory Services License Agreement and otherwise in forms mutually agreed to between the Parties) as soon as practicable following the effectiveness of the Directory Services License Agreement

         5. MISCELLANEOUS.

                  5.1. Other Provisions. The provisions of Sections 10.3, 10.4, 10.5, 10.6, 10.8, 10.9, 10.10, 10.11, 10.12, 10.13 and 10.16 of the Stock
Purchase Agreement are incorporated herein by this reference.

                  5.2. No Other Amendment. Except as expressly provided in this Supplemental Agreement, the Stock Purchase Agreement is and shall continue to be in full force and effect.

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         IN WITNESS WHEREOF, the parties to this Supplemental Agreement have caused this Supplemental Agreement to be executed as of the date first above written.

                                  SPRINT CORPORATION

                                  By: /s/ CHARLES WUNSCH
                                     -----------------------------

                                  Name:  Charles Wunsch

                                  Title: Assistant Vice President

                                  CENTEL DIRECTORIES LLC

                                  By: /s/ CHARLES WUNSCH
                                     -----------------------------

                                  Name:  Charles Wunsch

                                  Title: Vice President

                                  R.H. DONNELLEY CORPORATION

                                  By: /s/ ROBERT J. BUSH
                                     -----------------------------

                                  Name:  Robert J. Bush

                                  Title: Vice President, General Counsel and
                                         Corporate Secretary